SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July 2017

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s First Quarter Consolidated Financial Results (April 1, 2017 – June 30, 2017) filed with the Tokyo Stock Exchange on Monday July 31, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 31, 2017	By	/s/ Kazuo Kojima
Kazuo Kojima
Director
Deputy President & CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2017 – June 30, 2017

July 31, 2017

In preparing its consolidated financial information, ORIX Corporation (the “Company”) and its subsidiaries have complied with generally accepted accounting principles in the United States of America.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

The Company believes that it may have been a “passive foreign investment company” for U.S. federal income tax purposes in the year to which these consolidated financial results relate by reason of the composition of its assets and the nature of its income. In addition, the Company may be a PFIC for the foreseeable future. Assuming that the Company is a PFIC, a U.S. holder of the shares or ADSs of the Company will be subject to special rules generally intended to eliminate any benefits from the deferral of U.S. federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Investor Relations

ORIX Corporation

World Trade Center Building, 2-4-1 Hamamatsucho, Minato-ku, Tokyo 105-6135

JAPAN

Tel: +81-3-3435-3121 Fax: +81-3-3435-3154

E-mail: orix_corpcomm@orix.jp

Consolidated Financial Results from April 1, 2017 to June 30, 2017

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-3435-3121
(URL http://www.orix.co.jp/grp/en/ir/index.html)

1. Performance Highlights as of and for the Three Months Ended June 30, 2017

(1) Performance Highlights - Operating Results (Unaudited)

(millions of yen)*1

	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes	Year-on-Year Change	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
June 30, 2017	792,297	34.8%	91,980	5.2%	135,611	14.5%	89,712	16.9%
June 30, 2016	587,945	(3.0%)	87,423	(19.4%)	118,434	(4.4%)	76,769	(5.8%)

“Comprehensive Income Attributable to ORIX Corporation Shareholders” was ¥94,298 million for the three months ended June 30, 2017 (year-on-year change was a 98.3% increase) and ¥47,557 million for the three months ended June 30, 2016 (year-on-year change was a 41.8% decrease).

	Basic Earnings Per Share	Diluted Earnings Per Share
June 30, 2017	69.81	69.76
June 30, 2016	58.62	58.58

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen, except for Per Share and dividend amounts which are in single yen.

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Total Equity	Shareholders’ Equity	Shareholders’ Equity Ratio
June 30, 2017	11,317,946	2,658,783	2,525,334	22.3%
March 31, 2017	11,231,895	2,647,625	2,507,698	22.3%

*Note 2:	“Shareholders’ Equity” refers to “Total ORIX Corporation Shareholders’ Equity.”

“Shareholders’ Equity Ratio” is the ratio of “Total ORIX Corporation Shareholders’ Equity” to “Total Assets.”

2. Dividends (Unaudited)

	First Quarter-end	Second Quarter-end	Third Quarter-end	Year-end	Total
March 31, 2017	—	23.00	—	29.25	52.25
March 31, 2018	—	—	—	—	—

March 31, 2018 (Est.)	—	27.00	—	—	—

*Note 3:	Estimated dividend amount for the fiscal year ending March 31, 2018 has not yet been determined.

3. Targets for the Year Ending March 31, 2018 (Unaudited)

	Net Income Attributable to ORIX Corporation Shareholders	Year-on-Year Change
March 31, 2018	300,000	9.8%

4. Other Information

(1) Changes in Significant Consolidated Subsidiaries	Yes ( ) No ( x )

Addition - None ( )	Exclusion - None ( )

(2) Adoption of Simplified Accounting Method	Yes ( ) No ( x )

(3) Changes in Accounting Principles, Procedures and Disclosures

1. Changes due to adoptions of new accounting standards	Yes ( ) No ( x )

2. Other than those above	Yes ( ) No ( x )

(4) Number of Issued Shares (Ordinary Shares)

1. The number of issued shares, including treasury stock, was 1,324,107,328 as of June 30, 2017, and 1,324,107,328 as of March 31, 2017.

2. The number of treasury shares was 42,842,821 as of June 30, 2017, and 19,394,191 as of March 31, 2017.

3. The average number of outstanding shares was 1,285,000,634 for the three months ended June 30, 2017, and 1,309,527,089 for the three months ended June 30, 2016.

The Company’s shares held through the Board Incentive Plan Trust (2,126,076 shares as of June 30, 2017 and 2,126,076 shares as of March 31, 2017) are not included in the number of treasury stock shares as of the end of the periods, but are included in the average number of shares outstanding as treasury stock shares that are deducted from the basis of the calculation of per share data.

1. Summary of Consolidated Financial Results

(1) Financial Highlights

Financial Results for the Three Months Ended June 30, 2017

		Three months ended June 30, 2016	Three months ended June 30, 2017	Change
				Amount	Percent
Total Revenues	(millions of yen)	587,945	792,297	204,352	35%
Total Expenses	(millions of yen)	500,522	700,317	199,795	40%
Income before Income Taxes	(millions of yen)	118,434	135,611	17,177	15%
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	76,769	89,712	12,943	17%
Earnings Per Share (Basic)	(yen)	58.62	69.81	11.19	19%
(Diluted)	(yen)	58.58	69.76	11.18	19%
ROE (Annualized) *1	(%)	13.2	14.3	1.1	—
ROA (Annualized) *2	(%)	2.82	3.18	0.36	—

*Note 1:	ROE is the ratio of Net Income Attributable to ORIX Corporation Shareholders for the period to average ORIX Corporation Shareholders’ Equity.
*Note 2:	ROA is calculated based on Net Income Attributable to ORIX Corporation Shareholders.

Overview of Business Performance (April 1, 2017 to June 30, 2017)

Total revenues for the three months ended June 30, 2017 (hereinafter, “the first consolidated period”) increased 35% to ¥792,297 million compared to ¥587,945 million during the same period of the previous fiscal year. Operating leases revenues decreased due to an impact from gains on sales of large-scale rental property in Japan during the same period of the previous fiscal year. On the other hand, life insurance premiums and related investment income in ORIX Life Insurance Corporation (hereinafter, “ORIX Life Insurance”) increased due to an increase in new insurance contracts and an improvement in investment income from assets under variable annuity and variable life insurance contracts compared to the same period of the previous fiscal year during which investment income decreased due to deterioration of the market environment. In addition, sales of goods and real estate increased due primarily to revenues generated by subsidiaries in the principal investment business, and services income increased due primarily to an expansion in the environment and energy business.

Total expenses increased 40% to ¥700,317 million compared to ¥500,522 million during the same period of the previous fiscal year. Costs of goods and real estate sold and services expense increased in line with the aforementioned increased revenues. In addition, life insurance costs increased due to the aforementioned increase in new contracts and the improvement in investment income from assets under variable annuity and variable life insurance contracts.

Equity in net income of affiliates increased mainly due to the recognition of significant gains on sales of investments in real estate joint ventures. Gains on sales of subsidiaries and affiliates and liquidation losses, net decreased compared to the same period of the previous fiscal year during which gains on sales of shares of affiliates were recorded in the Investment and Operation segment.

As a result of the foregoing, income before income taxes for the first consolidated period increased 15% to ¥135,611 million compared to ¥118,434 million during the same period of the previous fiscal year, and net income attributable to ORIX Corporation shareholders increased 17% to ¥89,712 million compared to ¥76,769 million during the same period of the previous fiscal year.

Segment Information

Total segment profits for the first consolidated period increased 17% to ¥134,493 million compared to ¥115,342 million during the same period of the previous fiscal year. While segment profits decreased in the Investment and Operation segment, segment profits for each of the other segments increased.

Segment information for the first consolidated period is as follows:

Corporate Financial Services Segment: Loan, leasing and fee business

	Three months ended June 30, 2016 (millions of yen)	Three months ended June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	24,990	25,417	427	2
Segment Profits	8,494	10,225	1,731	20

	As of March 31, 2017 (millions of yen)	As of June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	1,032,152	1,007,431	(24,721)	(2)

The Japanese economy on the whole entered a moderate recovery phase despite some areas of weakness. The balance of outstanding loans at financial institutions continues to increase while interest rates on loans remain at low levels.

Segment revenues increased 2% to ¥25,417 million compared to ¥24,990 million during the same period of the previous fiscal year due to an increase in gains on sales of securities and an increase in services income resulting primarily from revenue generated by Yayoi Co. Ltd.

Segment expenses increased due to an increase in expenses in line with the aforementioned revenues expansion and an increase in selling, general and administrative expenses.

As a result of the foregoing and the recognition of gains on sales of shares of affiliates, segment profits increased 20% to ¥10,225 million compared to ¥8,494 million during the same period of the previous fiscal year.

Segment assets decreased 2% to ¥1,007,431 million compared to the end of the previous fiscal year due primarily to decreases in investment in direct financing leases, installment loans and investment in affiliates.

Maintenance Leasing Segment: Automobile leasing and rentals, car sharing, and test and measurement instruments and IT-related equipment rentals and leasing

	Three months ended June 30, 2016 (millions of yen)	Three months ended June 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Revenues	67,199	68,288	1,089	2
Segment Profits	9,892	9,894	2	0

	As of March 31, 2017 (millions of yen)	As of June 30, 2017 (millions of yen)	Change

			Amount (millions of yen)	Percent (%)
Segment Assets	752,513	759,644	7,131	1

While demand in corporate capital investment has been gradually increasing, concerns about uncertainty in the domestic and overseas economic outlook deter new investment. The volume of cars for new auto-leases is gradually increasing supported by a moderate economic recovery in Japan.

Segment revenues increased 2% to ¥68,288 million compared to ¥67,199 million during the same period of the previous fiscal year due to increases in finance revenues and operating leases revenues.

Segment expenses increased due primarily to increases in costs of operating leases in line with an increased average segment asset balance in the automobile leasing business and an increase in selling, general and administrative expenses.

As a result, segment profits remained flat at ¥9,894 million compared to the same period of the previous fiscal year.

Segment assets increased 1% to ¥759,644 million compared to the end of the previous fiscal year due primarily to an increase in new auto-leases in the automobile leasing business.

Real Estate Segment: Real estate development and rental, facility operation, REIT asset management, and real estate investment advisory services

	Three months ended June 30, 2016 (millions of yen)	Three months ended June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	57,338	46,520	(10,818)	(19)
Segment Profits	23,603	32,833	9,230	39

	As of March 31, 2017 (millions of yen)	As of June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	657,701	655,900	(1,801)	(0)

Land prices remain high and vacancy rates in the Japanese office building market remain at low levels, especially in the Greater Tokyo Area due primarily to the quantitative easing policies implemented by the Bank of Japan, including the low interest rate environment. However, we are also seeing a trend where sales prices of condominiums are no longer increasing. Changes in tourism style such as uses of vacation rentals are affecting hotels and Japanese inns’ operation.

Segment revenues decreased 19% to ¥46,520 million compared to ¥57,338 million during the same period of the previous fiscal year due primarily to a decrease in operating leases revenues in line with a decrease in gains on sales of rental property in Japan and decreased investment in operating leases, partially offset by an increase in services income from facilities operation.

Segment expenses increased compared to the same period of the previous fiscal year due primarily to an increase in services expense.

As a result of the foregoing and the recognition of significant gains on sales of investments in real estate joint ventures, segment profits increased 39% to ¥32,833 million compared to ¥23,603 million during the same period of the previous fiscal year.

Segment assets remained flat at ¥655,900 million compared to the end of the previous fiscal year due primarily to a decrease in investment in operating leases, which resulted from sales of rental properties, despite an increase in investment in affiliates.

Investment and Operation Segment: Environment and energy business, principal investment, loan servicing (asset recovery), and concession

	Three months ended June 30, 2016 (millions of yen)	Three months ended June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	258,002	422,527	164,525	64
Segment Profits	30,955	16,657	(14,298)	(46)

	As of March 31, 2017 (millions of yen)	As of June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	768,675	768,407	(268)	(0)

Investment in infrastructure, especially energy infrastructure, is diversifying in Japan. In the energy business, among renewable energy, investment is expanding beyond solar power to wind and geothermal power. In addition, business structures are also diversifying. In infrastructure investment markets, the use of private funds is expanding in the public facilities management. In emerging countries, infrastructure demand is growing rapidly with economic growth, and Japanese companies are expected to increase infrastructure investment.

Segment revenues increased 64% to ¥422,527 million compared to ¥258,002 million during the same period of the previous fiscal year due to increases in gains on sales of investment securities and increases in sales of goods and services income from subsidiaries in the principal investment business and the environment and energy business.

Segment expenses increased compared to the same period of the previous fiscal year in line with the aforementioned revenues expansion.

As a result of the foregoing and the recognition of gains on sales of shares of an affiliate, and the recognition of a bargain purchase gain from the acquisition of a subsidiary during the same period of the previous fiscal year, segment profits decreased 46% to ¥16,657 million compared to ¥30,955 million during the same period of the previous fiscal year.

Segment assets remained flat at ¥768,407 million compared to the end of the previous fiscal year due primarily to a decrease in investment in securities, offsetting increases in inventories and property under facility operations in the environment and energy business.

Retail Segment: Life insurance, banking and card loan

	Three months ended June 30, 2016 (millions of yen)	Three months ended June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	54,006	112,597	58,591	108
Segment Profits	12,532	22,014	9,482	76

	As of March 31, 2017 (millions of yen)	As of June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	3,291,631	3,201,683	(89,948)	(3)

While the life insurance business in Japan is currently affected by macroeconomic factors such as domestic population decline, we are seeing a rise in demand for medical insurance. Companies are developing new products and offering revised insurance premiums which reflect the performance of related products. In the card loan business for individuals, banks and other lenders are expanding their assets and competition in the lending business continues to intensify in the current low interest rate environment.

Segment revenues increased 108% to ¥112,597 million compared to ¥54,006 million during the same period of the previous fiscal year mainly due to an increase in life insurance premiums in line with an increase in new insurance contracts, and an improvement in investment income from assets under variable annuity and variable life insurance contracts in ORIX Life Insurance compared to the same period of the previous fiscal year during which investment income decreased due to deterioration of the market environment.

Segment expenses increased compared to the same period of the previous fiscal year due to an increase in a provision of liability reserve in line with the aforementioned increase in new insurance contracts and the improvement in investment income.

As a result of the foregoing, segment profits increased 76% to ¥22,014 million compared to ¥12,532 million during the same period of the previous fiscal year.

Segment assets decreased 3% to ¥3,201,683 million compared to the end of the previous fiscal year due primarily to sales of investment in securities as well as the surrender of variable annuity and variable life insurance contracts at ORIX Life Insurance, offsetting an increase in installment loans in the banking business.

Overseas Business Segment: Leasing, loan, bond investment, asset management and aircraft and ship-related operations

	Three months ended June 30, 2016 (millions of yen)	Three months ended June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Revenues	125,821	115,826	(9,995)	(8)
Segment Profits	29,866	42,870	13,004	44

	As of March 31, 2017 (millions of yen)	As of June 30, 2017 (millions of yen)	Change
			Amount (millions of yen)	Percent (%)
Segment Assets	2,454,200	2,508,272	54,072	2

The economy of the United States has been on a continuing trend of recovery with improvements in employment and income environments, and other areas have also been on a moderate recovery. Although interest rates remain low worldwide, the prospect of rising interest rates has been strong in the United States. The asset management industry is expected to increase AuM due to the increase in pension assets and the high-income class population over the mid- and long-term. Also, the aviation industry is expected to continue to expand its market size against the backdrop of increasing passenger demand mainly in emerging countries. In addition, there are political and geopolitical tensions in certain regions that need to be monitored carefully.

Segment revenues decreased 8% to ¥115,826 million compared to ¥125,821 million during the same period of the previous fiscal year due primarily to a decrease in sales of goods resulting from the sale of a subsidiary during the previous fiscal year, despite increases in finance revenues from the Americas and operating leases revenues of aircraft-related operations in line with increased average segment asset balance.

Segment expenses decreased compared to the same period of the previous fiscal year due primarily to a decrease in costs of goods resulting from the aforementioned sale of a subsidiary.

As a result of the foregoing and due to the recognition of gains on sales of affiliates in the Americas and Asia, segment profits increased 44% to ¥42,870 million compared to ¥29,866 million in the same period of the previous fiscal year.

Segment assets increased 2% to ¥2,508,272 million compared to the end of the previous fiscal year due to increases in investment in operating leases of aircraft-related operations and installment loans in Asia, offsetting a decrease in investment in securities in the Americas.

(2) Consolidated Financial Condition

Summary of Assets, Liabilities, Shareholders’ Equity

		As of March 31, 2017	As of June 30, 2017	Change
				Amount	Percent
Total Assets	(millions of yen)	11,231,895	11,317,946	86,051	1%
(Segment Assets)		8,956,872	8,901,337	(55,535)	(1)%
Total Liabilities	(millions of yen)	8,577,722	8,652,576	74,854	1%
(Long- and Short-term Debt)		4,138,451	4,257,337	118,886	3%
(Deposits)		1,614,608	1,655,222	40,614	3%
Shareholders’ Equity	(millions of yen)	2,507,698	2,525,334	17,636	1%
Shareholders’ Equity Per Share	(yen)	1,925.17	1,974.25	49.08	3%

Note :	Shareholders’ Equity refers to ORIX Corporation Shareholders’ Equity based on US-GAAP. Shareholders’ Equity Per Share is calculated using total ORIX Corporation Shareholders’ Equity.

Total assets increased 1% to ¥11,317,946 million compared to ¥11,231,895 million at the end of the previous fiscal year. Installment loans increased due primarily to an increase of assets in the banking business. On the other hand, investment in securities decreased due primarily to sales of investment in securities as well as surrender of variable annuity and variable life insurance contracts in ORIX Life Insurance. Segment assets decreased 1% to ¥8,901,337 million compared to the end of the previous fiscal year.

We manage the balance of interest-bearing liabilities at an appropriate level taking into account the condition of assets and liquidity on-hand as well as the domestic and overseas financial environment. As a result, long- and short-term debt and deposits increased compared to the end of the previous fiscal year. In addition, policy liabilities and policy account balances decreased due to the surrender of variable annuity and variable life insurance contracts.

Shareholders’ equity increased 1% to ¥2,525,334 million compared to the end of the previous fiscal year due primarily to an increase in retained earnings, despite a decrease due to share repurchases.

(3) Medium-Term Management Targets

ORIX continues to provide innovative and flexible solutions to address changes in the market environment and customer needs. ORIX’s diversified business portfolio consists of six business segments: Corporate Financial Services, Maintenance Leasing, Real Estate, Investment and Operation, Retail, and Overseas Business. These business segments are closely integrated with each other to create greater value through sharing know-how and expertise.

ORIX, using its diversified business portfolio as a basis, intends to capitalize on its business foundation, client base, industry know-how and accumulated expertise, to continuously improve profitability by providing high value-added services to the market. Furthermore, under our mid-term strategy of “Expansion in Non-Finance Business”, ORIX aims to achieve sustainable profit growth.

Our strategy of “Expansion in Non-Finance Business” consists of “Organic growth” and “New investment in key areas”. With these principles, we will pursue new business arising from the changing business environment.

“Organic growth”: Deepen our strengths and expertise to further expand our existing operations both in Japan and abroad. Those in Japan include fee business, automobile-related business, facility operation business, and life insurance business. Those abroad include automobile-related business, and further diversification towards non-finance business.

“New investment in key areas”: Continue to pursue new investment opportunities in key areas identified as the environment and energy business and private equity investment in Japan and abroad, the network in Asia, global asset management, and concession business.

The Company aims to achieve ¥300 billion in net income and ROE around 11% to 12% for the fiscal year ending March 31, 2018.

Although forward-looking statements in this document are attributable to current information available to ORIX Corporation and are based on assumptions deemed reasonable by ORIX Corporation, actual financial results may differ materially due to various factors. Readers are urged not to place undue reliance on such forward-looking statements.

Factors causing a result that differs from forward-looking statements include, but are not limited to, those described under “Risk Factors” in our Form 20-F submitted to the U.S. Securities and Exchange Commission.

2. Financial Information

(1) Condensed Consolidated Balance Sheets (Unaudited)

		(millions of yen)

Assets		As of March 31, 2017	As of June 30, 2017
Cash and Cash Equivalents		1,039,870	1,192,225
Restricted Cash		93,342	105,530
Investment in Direct Financing Leases		1,204,024	1,197,919
Installment Loans		2,815,706	2,885,455
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥19,232 million
June 30, 2017	¥13,938 million
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses		(59,227)	(60,759)
Investment in Operating Leases		1,313,164	1,328,961
Investment in Securities		2,026,512	1,845,257
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥24,894 million
June 30, 2017	¥27,876 million
Property under Facility Operations		398,936	401,687
Investment in Affiliates		524,234	532,234
Trade Notes, Accounts and Other Receivable		283,427	265,464
Inventories		117,863	123,503
Office Facilities		110,781	110,753
Other Assets		1,363,263	1,389,717
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥22,116 million
June 30, 2017	¥18,070 million

Total Assets		11,231,895	11,317,946

Liabilities and Equity
Short-Term Debt		283,467	375,895
Deposits		1,614,608	1,655,222
Trade Notes, Accounts and Other Payable		251,800	209,239
Policy Liabilities and Policy Account Balances		1,564,758	1,553,119
The amounts which are measured at fair value by electing the fair value option are as follows:
March 31, 2017	¥605,520 million
June 30, 2017	¥557,914 million
Current and Deferred Income Taxes		445,712	390,689
Long-Term Debt		3,854,984	3,881,442
Other Liabilities		562,393	586,970

Total Liabilities		8,577,722	8,652,576

Redeemable Noncontrolling Interests		6,548	6,587

Commitments and Contingent Liabilities

Common Stock		220,524	220,524
Additional Paid-in Capital		268,138	268,749
Retained Earnings		2,077,474	2,129,022
Accumulated Other Comprehensive Income (Loss)		(21,270)	(16,684)
Treasury Stock, at Cost		(37,168)	(76,277)

Total ORIX Corporation Shareholders’ Equity		2,507,698	2,525,334

Noncontrolling Interests		139,927	133,449

Total Equity		2,647,625	2,658,783

Total Liabilities and Equity		11,231,895	11,317,946

Note:	Breakdowns of Accumulated Other Comprehensive Income (Loss)

	As of March 31, 2017	As of June 30, 2017
Accumulated Other Comprehensive Income (Loss)
Net unrealized gains on investment in securities	32,279	30,376
Defined benefit pension plans	(17,330)	(17,586)
Foreign currency translation adjustments	(31,736)	(25,122)
Net unrealized losses on derivative instruments	(4,483)	(4,352)

Total	(21,270)	(16,684)

(2) Condensed Consolidated Statements of Income (Unaudited)

(millions of yen)

	Three months ended June 30, 2016	Three months ended June 30, 2017
Revenues :
Finance revenues	48,056	53,990
Gains on investment securities and dividends	4,006	10,281
Operating leases	104,890	96,679
Life insurance premiums and related investment income	36,772	93,654
Sales of goods and real estate	215,886	347,115
Services income	178,335	190,578

Total Revenues	587,945	792,297

Expenses :
Interest expense	18,062	19,099
Costs of operating leases	60,072	61,738
Life insurance costs	20,238	67,773
Costs of goods and real estate sold	192,366	327,045
Services expense	105,318	112,469
Other (income) and expense, net	(1,399)	327
Selling, general and administrative expenses	102,602	105,962
Provision for doubtful receivables and probable loan losses	2,694	4,639
Write-downs of long-lived assets	564	1,085

Write-downs of securities	5	180

Total Expenses	500,522	700,317

Operating Income	87,423	91,980
Equity in Net Income of Affiliates	6,236	29,133
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, net	20,488	14,498
Bargain Purchase Gain	4,287	0

Income before Income Taxes	118,434	135,611

Provision for Income Taxes	39,022	44,670

Net Income	79,412	90,941

Net Income Attributable to the Noncontrolling Interests	2,578	1,179

Net Income Attributable to the Redeemable Noncontrolling Interests	65	50

Net Income Attributable to ORIX Corporation Shareholders	76,769	89,712

(3) Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		(millions of yen)

	Three months ended June 30, 2016	Three months ended June 30, 2017
Net Income :	79,412	90,941

Other comprehensive income (loss), net of tax:
Net change of unrealized gains (losses) on investment in securities	6,772	(1,956)
Net change of defined benefit pension plans	1,297	(257)
Net change of foreign currency translation adjustments	(41,204)	5,614
Net change of unrealized gains (losses) on derivative instruments	(1,932)	145
Total other comprehensive income (loss)	(35,067)	3,546

Comprehensive Income	44,345	94,487

Comprehensive Income (Loss) Attributable to the Noncontrolling Interests	(2,626)	150

Comprehensive Income (Loss) Attributable to the Redeemable Noncontrolling Interests	(586)	39

Comprehensive Income Attributable to ORIX Corporation Shareholders	47,557	94,298

(4) Assumptions for Going Concern

There is no corresponding item.

(5) Significant Changes in Shareholders’ Equity

There is no corresponding item.

(6) Segment Information (Unaudited)

1. Segment Information by Sector

	(millions of yen)

	Three Months ended June 30, 2016		Three Months ended June 30, 2017		March 31, 2017	June 30, 2017
	Segment Revenues	Segment Profits	Segment Revenues	Segment Profits	Segment Assets	Segment Assets
Corporate Financial Services	24,990	8,494	25,417	10,225	1,032,152	1,007,431
Maintenance Leasing	67,199	9,892	68,288	9,894	752,513	759,644
Real Estate	57,338	23,603	46,520	32,833	657,701	655,900
Investment and Operation	258,002	30,955	422,527	16,657	768,675	768,407
Retail	54,006	12,532	112,597	22,014	3,291,631	3,201,683
Overseas Business	125,821	29,866	115,826	42,870	2,454,200	2,508,272

Segment Total	587,356	115,342	791,175	134,493	8,956,872	8,901,337

Difference between Segment Total and Consolidated Amounts	589	3,092	1,122	1,118	2,275,023	2,416,609

Consolidated Amounts	587,945	118,434	792,297	135,611	11,231,895	11,317,946

Note 1:

The Company evaluates the performance of segments based on income before income taxes, adjusted for net income attributable to the noncontrolling interests and net income attributable to the redeemable noncontrolling interests before applicable tax effect. Tax expenses are not included in segment profits.

Note 2:

For those VIEs that are used for securitization and are consolidated, for which the VIE’s assets can be used only to settle related obligations of those VIEs and the creditors (or beneficial interest holders) do not have recourse to other assets of the Company or its subsidiaries, segment assets are measured based on the amount of the Company and its subsidiaries’ net investments in the VIEs, which is different from the amount of total assets of the VIEs, and accordingly, segment revenues are also measured at a net amount representing the revenues earned on the net investments in the VIEs. Certain gains or losses related to assets and liabilities of consolidated VIEs, which are not ultimately attributable to the Company and its subsidiaries, are excluded from segment profits.

Note 3:	Inter-segment transactions are included in segment revenues, and eliminations of inter-segment transactions are included in difference between segment total and consolidated amounts.

2. Geographic Information

	(millions of yen)

	Three Months Ended June 30, 2016
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	455,689	45,381	86,875	587,945
Income before Income Taxes	87,685	9,663	21,086	118,434

	(millions of yen)

	Three Months Ended June 30, 2017
	Japan	The Americas*1	Other*2	Consolidated Amounts
Total Revenues	670,711	29,858	91,728	792,297
Income before Income Taxes	92,398	12,420	30,793	135,611

*Note 1:	Mainly the United States
*Note 2:	Mainly Asia, Europe, Australasia and Middle East
Note 3:

Robeco, one of the Company’s subsidiaries domiciled in the Netherlands, conducts principally an asset management business. Due to the integrated nature of such business with its customer base spread across the world, “Other” locations include the total revenues and the income before income taxes of Robeco for the three months ended June 30, 2016 and 2017, respectively. The revenues of Robeco aggregated on a legal entity basis were ¥24,397 million in the Americas and ¥19,772 million in Other for the three months ended June 30, 2016, and ¥25,170 million in the Americas and ¥19,209 million in Other for the three months ended June 30, 2017.

(7) Subsequent Events

There are no material subsequent events.